August 8, 2022

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	IN8bio, Inc.

Registration Statement on Form S-1 (Registration No. 333-266620) -

Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), as managing underwriter for the above-referenced offering, hereby concurs in the request by IN8bio, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:15 P.M. Eastern Time on Wednesday, August 10, 2022, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act. Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Mark W. Viklund
Name:	Mark W. Viklund
Title:	Chief Executive Officer

430 Park Avenue  |  New York, NY 10022  |  212.356.0500  |  www.hcwco.com

Member: FINRA/SIPC